EXHIBIT 99.1

Just Energy Initiates Litigation Against ERCOT and the PUCT In Texas Bankruptcy Court

TORONTO, Nov. 12, 2021 (GLOBE NEWSWIRE) -- Just Energy Group Inc. (“Just Energy” or the “Company”) (TSXV:JE; OTC:JENGQ), a retail energy provider specializing in electricity and natural gas commodities and bringing energy efficient solutions, carbon offsets and renewable energy options to customers, today, along with its affiliates Just Energy Texas LP, Fulcrum Retail Energy LLC, and Hudson Energy Services LLC (the “Just Energy Parties”), initiated a lawsuit (the “Lawsuit”) against the Electric Reliability Council of Texas (“ERCOT”) and the Public Utility Commission of Texas (the “PUCT”) in the United States Bankruptcy Court for the Southern District of Texas (the “Texas Bankruptcy Court”). The Lawsuit seeks to recover payments that were made by the Just Energy Parties to ERCOT for certain invoices relating to February 2021, when a historically severe winter storm known as “Winter Storm Uri” severely impaired Texas’ power-generating resources. As previously reported, the Just Energy Parties and certain of their affiliates commenced cases under Chapter 15 of the United States Bankruptcy Code on March 9, 2021 in the Texas Bankruptcy Court. See the Forward-Looking Statements below regarding certain risks with respect to the Lawsuit.

FTI Consulting Canada Inc. (the “Monitor”) is overseeing the Company's proceedings under the Companies’ Creditors Arrangement Act (“CCAA”) as the court-appointed Monitor. Further information regarding the CCAA proceedings and the Lawsuit is available at the Monitor’s website at http://cfcanada.fticonsulting.com/justenergy. Information regarding the CCAA proceedings can also be obtained by calling the Monitor’s hotline at 416-649-8127 or 1-844-669-6340 or by email at justenergy@fticonsulting.com.

About Just Energy Group Inc.

Just Energy is a retail energy provider specializing in electricity and natural gas commodities and bringing energy efficient solutions, carbon offsets and renewable energy options to customers. Currently operating in the United States and Canada, Just Energy serves residential and commercial customers. Just Energy is the parent company of Amigo Energy, Filter Group, Hudson Energy, Interactive Energy Group, Tara Energy, and TerraPass. Visit https://investors.justenergy.com to learn more.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements, including, without limitation, statements with respect to the Lawsuit against ERCOT and PUCT and the amounts that the Company is seeking to recover under such lawsuit. These statements are based on current expectations that involve several risks and uncertainties which could cause actual results to differ from those anticipated. These risks include, but are not limited to, risks with respect to: the timing for the Lawsuit to proceed and be determined by the Texas Bankruptcy Court or otherwise settled; the outcome of the Lawsuit including whether such lawsuit is determined adversely to the Just Energy Parties or dismissed by the courts; whether the Just Energy Parties will be able to recover any amounts at all pursuant to the Lawsuit; the ability of the Company to continue as a going concern; the outcome of proceedings under the CCAA and similar legislation in the United States; the outcome of the Lawsuit and any other potential litigation with respect to the February 2021 extreme weather event in Texas (the “Weather Event”), the final amount, if any, received by the Company with respect to the financing mechanisms to recover certain costs incurred during the Weather Event, the outcome of any invoice dispute with the ERCOT; the Company’s discussions with key stakeholders regarding the CCAA proceedings, restructuring and the outcome thereof; the impact of the evolving COVID-19 pandemic on the Company’s business, operations and sales; reliance on suppliers; uncertainties relating to the ultimate spread, severity and duration of COVID-19 and related adverse effects on the economies and financial markets of countries in which the Company operates; the ability of the Company to successfully implement its business continuity plans with respect to the COVID-19 pandemic; the Company’s ability to access sufficient capital to provide liquidity to manage its cash flow requirements; general economic, business and market conditions; the ability of management to execute its business plan; levels of customer natural gas and electricity consumption; extreme weather conditions; rates of customer additions and renewals; customer credit risk; rates of customer attrition; fluctuations in natural gas and electricity prices; interest and exchange rates; actions taken by governmental authorities including energy marketing regulation; increases in taxes and changes in government regulations and incentive programs; changes in regulatory regimes; results of litigation and decisions by regulatory authorities; competition; and dependence on certain suppliers. Additional information on these and other factors that could affect Just Energy’s operations or financial results are included in Just Energy’s annual information form and other reports on file with Canadian securities regulatory authorities which can be accessed through the SEDAR website at www.sedar.com and on the U.S. Securities and Exchange Commission’s website at www.sec.gov or through Just Energy’s website at www.investors.justenergy.com.

Any forward-looking statement made by Just Energy in this press release speaks only as of the date on which it is made. Just Energy undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

FOR FURTHER INFORMATION PLEASE CONTACT:

Investors
Michael Cummings
Alpha IR
Phone: (617) 982-0475
JE@alpha-ir.com

Monitor
FTI Consulting Inc.
Phone: 416-649-8127 or 1-844-669-6340
justenergy@fticonsulting.com

Media
Boyd Erman
Longview Communications
Phone: 416-523-5885 berman@longviewcomms.ca

Source: Just Energy Group Inc.